Exhibit 99.1

Mobilicom Limited

Unaudited interim condensed consolidated financial statements as of June 30, 2024

Mobilicom Limited Contents

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income	1
Unaudited interim condensed consolidated statement of financial position	2
Unaudited interim condensed consolidated statement of changes in equity	3
Unaudited interim condensed consolidated statement of cash flows	5
Notes to the unaudited interim condensed consolidated financial statements	6

i

Mobilicom Limited Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income For the half-year ended June 30, 2024

	Note	June 30, 2024	Restated (*) June 30, 2023
		$	$
		Unaudited	Unaudited
Revenue	4	1,804,765	543,431

Cost of sales		(802,151)	(227,074)

Government grants		45,977	72,980
Foreign exchange gains	1,2	136,518	906,343
Interest received		123,388	196,555
Net gain on fair value movement of warrants	6	1,292,371	146,661
Total other income		1,598,254	1,322,539

Expenses
Selling and marketing expenses		(924,449)	(935,840)
Research and development		(1,047,126)	(1,008,289)
General and administration expenses		(1,127,117)	(1,058,180)
Finance costs		(1,099,051)	(16,971)

Loss before income tax expense		(1,596,875)	(1,380,384)

Income tax expense		(57,000)	(70,833)

Loss after income tax expense for the half-year attributable to the owners of Mobilicom Limited		(1,653,875)	(1,451,217)

Other comprehensive income (loss)

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans	2,8	3,098	4,615
Foreign currency translation	2,8	-	(260,307)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation	2,8	(173,688)	(657,192)

Other comprehensive loss for the half-year, net of tax		(170,590)	(912,884)

Total comprehensive loss for the half-year attributable to the owners of Mobilicom Limited		(1,824,465)	(2,364,101)

		Cents	Cents
Basic earnings/(losses) per share	11	(0.11)	(0.11)
Diluted earnings /(losses) per share	11	(0.11)	(0.11)

(*)	Restated throughout for presentation in US Dollars. See note 1 to the unaudited interim condensed consolidated financial statements for further details.

The above unaudited interim condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited interim condensed consolidated statement of financial position As at June 30, 2024

	Note	June 30 2024	Restated (*) December 31 2023
		$	$
		Unaudited
Assets
Current assets
Cash and cash equivalents		9,676,328	8,385,283
Restricted cash		58,008	59,426
Trade receivables		187,184	664,315
Other receivables		256,384	313,263
Inventories, net		709,345	934,779
Total current assets		10,887,249	10,357,066

Non-current assets
Property, plant and equipment, net		87,550	80,547
Right-of-use assets		328,310	460,300
Total non-current assets		415,860	540,847
Total assets		11,303,109	10,897,913

Liabilities
Current liabilities
Trade payables		348,988	501,424
Other payables		695,461	918,594
Lease liabilities	5	207,847	223,700
Warrants financial liability	6	1,555,632	1,075,808
Total current liabilities		2,807,928	2,719,526

Non-current liabilities
Lease liabilities	5	115,521	229,078
Employee benefits		203,409	202,151
Governmental liabilities on grants received		13,235	4,560
Total non-current liabilities		332,165	435,789

Total liabilities		3,140,093	3,155,315

Net assets		8,163,016	7,742,598
Equity
Issued capital	7	32,878,307	31,035,121
Reserves	8	(680,372)	(911,479)
Accumulated losses		(24,034,919)	(22,381,044)

Total equity		8,163,016	7,742,598

(*)	Restated throughout for presentation in US Dollars. See note 1 to the unaudited interim condensed consolidated financial statements for further details.

The above unaudited interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited interim condensed consolidated statement of changes in equity For the half-year ended June 30, 2024

	Issued	Share based payments	Foreign currency translation	Remeasurement	Accumulated
Consolidated	capital	reserve	reserve	reserve	losses	Total equity
	$	$	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Balance at January 1, 2023 (restated)(*)	30,907,405	771,138	(1,632,531)	(96,953)	(17,815,290)	12,133,769
Loss after income tax expense for the half-year	-	-	-	-	(1,451,217)	(1,451,217)
Other comprehensive income for the half-year, net of tax	-	-	(657,192)	4,615	-	(652,577)
Translation adjustments due to change in presentation currency	-	-	(260,307)	-	-	(260,307)

Total comprehensive income for the half-year	-	-	(917,499)	4,615	(1,451,217)	(2,364,101)

Share-based payments	-	113,145	-	-	-	113,145
Transactions with owners in their capacity as owners:
Forfeiture of options	-	(7,174)	-	-	-	(7,174)
Expiry of options	30,007	(30,007)	-	-	-	-
Cancellation of shares	(20,291)	-	-	-	-	(20,291)

Balance at June 30, 2023 (restated)(*)	30,917,121	847,102	(2,550,030)	(92,338)	(19,266,507)	9,855,348

(*)	Restated throughout for presentation in US Dollars. See note 1 to the unaudited interim condensed consolidated financial statements for further details.

The above unaudited interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited interim condensed consolidated statement of changes in equity For the half-year ended June 30, 2024

	Issued	Share based payments	Foreign currency translation	Remeasurement	Accumulated
Consolidated	capital	reserve	reserve	reserve	losses	Total equity
	$	$	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Balance at December 31, 2023(*)	31,035,121	1,233,434	(2,054,227)	(90,686)	(22,381,044)	7,742,598
Loss after income tax expense for the half-year	-	-	-	-	(1,653,875)	(1,653,875)
Other comprehensive income for the half-year, net of tax	-	-	(173,688)	3,098	-	(170,590)

Total comprehensive income for the half-year	-	-	(173,688)	3,098	(1,653,875)	(1,824,465)

Share-based payments	-	428,066	-	-	-	428,066

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 7)	1,816,817	-	-	-	-	1,816,817
Expiry of options	26,369	(26,369)	-	-	-	-

Balance at June 30, 2024	32,878,307	1,635,131	(2,227,915)	(87,588)	(24,034,919)	8,163,016

(*)	Restated throughout for presentation in US Dollars. See note 1 to the unaudited interim condensed consolidated financial statements for further details.

The above unaudited interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Unaudited interim condensed consolidated statement of cash flows For the half-year ended June 30, 2024

	June 30 2024	Restated (*) June 30 2023
	$	$
	Unaudited	Unaudited
Cash flows from operating activities
Receipts from customers (inclusive of GST)	2,281,896	426,128
Payments to suppliers and employees (inclusive of GST)	(3,524,972)	(2,821,962)
Interest received	123,388	196,555
Interest paid on lease liabilities	(15,747)	(5,636)
Government grants received	45,977	72,980

Net cash used in operating activities	(1,089,458)	(2,131,935)

Cash flows from investing activities
Payments for property, plant and equipment	(19,458)	(4,304)
Net cash used in investing activities	(19,458)	(4,304)
Cash flows from financing activities
Proceeds from shares issuance	2,949,909	-
Capital raising costs	(436,203)	-
Shares buyback (Small parcel plan) payments	-	(20,291)
Repayment of lease liabilities	(115,163)	(124,949)

Net cash provided by / (used in) financing activities	2,398,543	(145,240)

Net increase (decrease) in cash and cash equivalents and restricted cash	1,289,627	(2,281,479)
Cash and cash equivalents and restricted cash at the beginning of the financial half-year	8,444,709	12,891,672

Cash and cash equivalents and restricted cash at the end of the financial half-year	9,734,336	10,610,193

(*)	Restated throughout for presentation in US Dollars. See note 1 to the unaudited interim condensed consolidated financial statements for further details.

The above unaudited interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2024

Note 1. General information

The consolidated condensed interim unaudited financial statements cover Mobilicom Limited (the “Company”) as a group consisting of the Company and the entities it controlled at the end of, or during, the half year ended June 30, 2023 (collectively, the “Group”).

On January 1, 2024, the Company transitioned from the Australian dollar (“AUD”) as its presentation currency to the U.S. dollar (‘USD”) as its presentation currency. The change was accounted as a change of accounting policy on a retrospective basis. In addition, commencing January 1, 2024, the Company transitioned from AUD as its functional currency to USD as its functional currency. See note 2 for further details.

The functional currency of the Company’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels.

Mobilicom Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

C/- JM Corporate Services Pty Ltd

Level 21, 459 Collins Street

Melbourne, Victoria, 3000

Australia

The company’s principal activities are design, develop and deliver of cybersecurity and smart robust solutions for drone, robotics and autonomous platforms.

The Company is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops, and delivers robust solutions focused primarily on global drone, robotics and autonomous system manufacturers. The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications. The Company is growing a global customer base with sales to high profile customers including corporates, governments, and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. The Company’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks, which included call-up reservists for active military duty in the Israel Defense Forces. As the vast majority of the employees of the Company are situated in Israel, as of the date of the authorization of the financial statements by the directors, none of the Company’s members of management nor employees are in active military reserve duty. The Company’s product, research and development and business development activities remain on track.

The consolidated condensed interim unaudited financial statements were authorised for issue, in accordance with a resolution of directors, on September 6, 2024.

Note 2. Material accounting policy information

These general-purpose consolidated condensed interim unaudited financial statements for the interim half-year reporting period ended June 30, 2024, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (‘IASB’).

These general-purpose consolidated condensed interim unaudited financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these consolidated condensed interim unaudited financial statements are to be read in conjunction with the annual report for the year ended December 31, 2023, and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Australian Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2024

Note 2. Material accounting policy information (continued)

Financial statements in U.S. dollars (“USD”):

Since the Company’s listing on the Nasdaq Capital Market (“Nasdaq”) in August 2022, all capital raises have been denominated in USD. In addition, a majority of the Company’s current assets are in USD, as well as a portion of the costs incurred by the Company are in USD. Management believes that the USD is the primary currency of the economic environment in which the Company operates. On January 1, 2024, the Company moved to USD as its presentation currency. The change was accounted as a change of accounting policy on a retrospective application. The change in presentation currency was followed by change in the functional currency of the Company to USD, requiring re-measurement from the local currency into USD for each of these entities. All exchange gains and losses resulting from the re-measurement are reflected in the consolidated statement of profit or loss and other comprehensive income, as appropriate.

Prior to January 1, 2024, the functional currency of the Company was the AUD. Accordingly, the financial statements of the Company were translated into USD. All statement of financial position accounts were translated using the exchange rates in effect at the balance sheet date. Amounts recorded in the unaudited interim condensed consolidated statement of profit or loss and other comprehensive income were translated using the average exchange rate prevailing during the year. The resulting translation adjustments were reported as a component of shareholders’ equity under accumulated other comprehensive income.

Effective as of the Company’s fiscal year beginning January 1, 2024, the Company’s functional currency became the USD. IAS 21” The Effects of Changes in Foreign Exchange Rates”, requires a change in functional currency to be reported as of the date it is determined there has been a change, and it is generally accepted practice that the change is made at the start of the most recent period that approximates the date of the change. Management determined it would enact this change effective on January 1, 2024. While the change was based on a factual assessment, the determination of the date of the change required management’s judgement given the change in the primary economic and business environment, in which the Company operates, have evolved over time. As part of management’s functional currency assessment, changes in economic facts and circumstances were considered. This included analysis of changes in: management of operations, process, and in the composition of cash and equity balances. The Company has implemented budgeting in USD, whereas this was previously performed in AUD. The Company’s cash inflows consist primarily of USD cash balances and less of AUD, as also reflected in the budget. Following the Company’s delisting from the Australian Securities Exchange in November 2023, the Company focus its capital raise efforts primarily in USD. Assuming current business operating model stays constant, management believes that the USD cash balances will continue to increase, while AUD cash balances will continue to produce a net outflow.

Management re-evaluated all indicators established in IAS 21 to determine the functional currency of the Company. Such indicators include i) cash flow, ii) expense, iii) financing and iv) intercompany transactions and arrangements. Management determined that the cash flow and financing indicators were most relevant to the Company operations and its primary economic environment. At the time of the assessment adopted on January 1, 2024, cash flows generated by the Company that relate to its assets and liabilities now directly affect the Company’s cash flows and are readily available for remittance to the Company. The majority of cash flow of the Company’s operations is denominated in USD. Significant asset and equity items on the Company balance sheet are comprised almost solely (greater than 90%) of USD denominated transactions. Furthermore, most of the Company’s generated cash flows are now invested in USD based cash and cash equivalents. Since such investments are short-term, cash is readily available for current needs of the group. Thus, the USD is the primary currency from which the Company generates and accumulates cash.

When considering all relevant facts together, management concluded that the USD best reflects the currency of the primary economic environment in which the Company currently operates. Therefore, USD is the functional currency as a result of the change in the most significant economic facts and circumstances from cash flow and financing indicators. As a result, the Company adopted USD as the functional currency effective January 1, 2024.

The change was accounted for prospectively from the date of the change in accordance with IAS 21, “Foreign Currency Matters.” The translated balances of monetary and nonmonetary assets and liabilities recorded in the Company financial statements as of the end of the prior reporting period became the new accounting basis for those assets and liabilities in the period of the change. To the extent the entity had monetary assets and liabilities denominated in the old functional currency, such balances created transactional gains and losses subsequent to the change in functional currency. The amount recorded in the currency translation adjustment account for prior periods was not reversed upon the change in functional currency. The exchange rate on the date of the change became the historical rate for subsequent re-measurement of nonmonetary assets and liabilities into the new functional currency.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2024

Note 2. Material accounting policy information (continued)

The following table summarizes the impact on both consolidated net loss and other comprehensive income (loss) utilizing USD as the functional currency of the Company as of June 30, 2024, compared to the related impact if the functional currency of the Company would have remained AUD (excluding foreign exchange from transactions denominated in AUD recorded in the respective period)

	USD as Functional Currency (in USD)	AUD as Functional Currency (in USD)(*) (Unaudited Pro Forma)
Financial income, net - attributed to foreign translation gain	136,518	694,958
Other comprehensive loss - attributed to foreign currency translation adjustments	(170,590)	(476,413)

(*) The conversion from AUD into USD was made at the exchange rate as of June 30, 2024, on which USD 1.00 equalled AUD 1.518.

New Accounting Standards and Interpretations not yet mandatory or early adopted

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial statements”, a comprehensive new accounting standard which replaces existing IAS 1, “Presentation of Financial Statements”, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. New requirements of IFRS 18 include mandates to:

-	present specified categories and defined subtotals in the statement of profit or loss and other comprehensive loss;

-	provide disclosures on management-defined performance measures (MPMs) in the notes to the consolidated financial statements; and

-	improve aggregation and disaggregation of information in the consolidated financial statements.

This standard is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted but will need to be disclosed. The Company is currently assessing the impact of adopting IFRS 18 on the consolidated financial statements.

Other than the above IFRS 18, International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the half-year ended June 30, 2024.

Liquidity

These unaudited interim condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of June 30, 2024, the Company has not achieved positive cash flow from operations and incurred a net loss of $1,653,875 for the period ended June 30, 2024, and generated $24,034,919 of accumulated losses since inception. The Company estimates that it has adequate financial resources for the foreseeable future based on its current cash and trade receivable balances and its ongoing operations. Until the Company can generate significant recurring revenues, profit and cash flow provided by operating activity it expects to satisfy future cash needs through debt or equity financing as well as governmental grants. In the event that the Company requires additional financing, it may not be able to raise such financing on terms acceptable to it or at all.

Note 3. Operating segments

The company operates in one segment. Management does not segregate its business for internal reporting. The company’s chief operating decision makers (“CODM”) evaluate the performance of the business based on financial data consistent with the presentation in the accompanying financial statements. The company concluded that its unified business is conducted globally and accordingly represents one operating segment.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2024

Note 4. Revenue

	June 30, 2024	June 30, 2023
	$	$
	Unaudited	Unaudited
Sales of goods	1,804,765	543,431

Revenue from contracts with customers

Revenue from the sale of goods is recognized at the point in time when the customer obtains control of the goods, which is generally at the time of delivery.

Income by geography

	For the period ended June 30, 2024	For the period ended June 30, 2023
	% of total income	% of total income
Israel	65%	64%
U.S. & Canada	30%	4%
Rest of the world	5%	32%

Note 5. Lease liabilities

	June 30, 2024	December 31, 2023
	$	$
	Unaudited
Current	207,847	223,700
Non-current	115,521	229,078
Lease liability	323,368	452,778

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2024

Note 6. Current liabilities - Warrants financial liability

	June 30, 2024	December 31, 2023
	$	$
	Unaudited
Warrants at fair value	1,555,632	1,075,808

The Company accounts for warrants issued to investors in conjunction with IFRS 9 “Financial Instruments” accounting standards issued by IASB.

(a)	On August 25, 2022, the Company completed its U.S. listing on the Nasdaq via the issuance of 3,220,338 American Depository Shares (“ADSs”) and the accompanying 3,220,338 tradable pre-funded warrants for a total consideration of $13,299,996. Each ADS represents 275 ordinary shares, no par value, of the Company. One tradable pre-funded warrant gives the holder the right to purchase one ADS. Each tradable pre-funded warrants exercised to one ADS at an exercise price of $5.00, has 5-year term, and can be exercised any time before expiry date August 24, 2027.

In addition, on August 25, 2022, in connection with the U.S listing, the Company granted a total 161,017 representative warrants each exercised to one ADS at an exercise price of $5.16. The representative warrants have 5-year term, and they can be exercised any time before their expiry date August 25, 2027. The representative warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The tradable pre-funded warrant and representative warrant are referred herein together as “August 2022 Warrants”. The August 2022 Warrants represent financial liabilities at fair value through profit or loss.

On June 30, 2023, the Company reassessed the valuation methodology applied to the valuation of the August 2022 Warrants, in conjunction with an independent valuation from a third party. The August 2022 Warrants are trading on Nasdaq and based on current market activity, it was deemed to be in an active market. The directors believe the quoted share price of the MOBBW security trading on the Nasdaq represents a more accurate valuation of the August 2022 Warrants based on the guidance of IFRS 13 Fair Value Measurement where the fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities. This has resulted in a change of valuation (moving from Level 2 fair value measurement type to Level 1) that was applied on December 31, 2022, as a change in accounting estimates

The following assumptions were based on observable market conditions that existed at December 31, 2023 and of June 30, 2024:

Assumption	At December 31, 2023		At June 30, 2024
Value methodology	Level 1	Level 1	Level 1	Level 1
Exercise price	$5.0	$5.16	$5.0	$5.16
Share price	$0.367	$0.367	$0.130	$0.130
Fair value per warrant	$0.367	$0.367	$0.130	$0.130

For the half-year ended June 30, 2024, the Company recorded fair value gain, net of translation adjustments of $694,732 under the unaudited interim condensed consolidated statement of profit or loss and other comprehensive income as a result of the change in the fair value of August 2022 Warrants.

(b)	On January 30, 2024, the Company completed a registered direct offering via the issuance of 486,871 ADSs at an offering price of $1.55 per ADS and 1,416,354 pre-funded warrants at an offering price of $1.5499 for a total consideration of $2,949,857. One pre-funded warrant is exercisable to one ADS upon payment of the remain $0.0001 per warrant.

During April 2024, 520,078 pre-funded warrants were exercised into 520,078 ADS for a total of $52, and 520,078 pre-funded warrants were exercised into 519,656 ADS on a cashless basis.

In addition, on January 30, 2024, in a concurrent private placement, the Company issued to the investors in the registered direct offering warrants to purchase up to an aggregate of 1,903,225 ADS at an exercise price of $1.55 per ADS. The warrants have 5-year term, and they can be exercised any time before expiry date January 30, 2029. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2024

Note 6. Current liabilities - Warrants financial liability (continued)

In addition, on January 30, 2024, in connection with the registered direct offering, the Company granted a total 95,161 placement agent warrants each exercisable to one ADS at an exercise price of $1.55. The placement agent warrants have 5-year term, and they can be exercised any time before expiry date January 30, 2029. The placement agent warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The pre-funded warrant, private placement warrants, and placement agent warrant are referred herein together as “January 2024 Warrants”. The January 2024 Warrants represent financial liabilities at fair value through profit or loss.

The following assumptions were based on observable market conditions that existed at issued date and of June 30, 2024:

	At issue date		At June 30, 2024
Assumption Value methodology	Level 2	Level 2	Level 2	Level 2
Historical volatility	86%	86%	86%	86%
Exercise price	$0.000	$1.550	$0.000	$1.550
Share price	$1.270	$1.270	$0.965	$0.965
Risk-free interest rate	4.3%	4.3%	4.3%	4.3%
Dividend yield	0%	0%	0%	0%
Fair value per warrant	$1.270	$0.574	$0.965	$0.406

For the half-year ended June 30, 2024, the Company recorded fair value gain, net of translation adjustments of $597,639 under the unaudited interim condensed consolidated statement of profit or loss and other comprehensive income as a result of the change in the fair value of January 2024 Warrants.

A summary of changes in August 2022 Warrants and January 2024 Warrants issued by the Company during the year ended June 30, 2024, is as follows:

	Fair value measurements using input type
	Level 1	Level 2	Level 3
Balance as of December 31, 2023	$1,075,808	$-	-
Warrants issued during the period		2,945,971
Transfer upon exercise of warrants		(1,173,776)
Fair value gain recognized in unaudited interim condensed consolidated statement of profit or loss and other comprehensive income	(694,732)	(597,639)	-
Warrant liability as of June 30, 2024	$381,076	$1,174,556	-

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2024

Note 7. Equity - issued capital

Consolidated
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
	Shares	Shares	$	$
	Unaudited		Unaudited
Ordinary shares - fully paid	1,746,493,068	1,326,676,693	32,878,307	31,035,121

Movements in spare share capital

Details	Date	Shares	Issue price	$
Balance	December 31, 2023	1,326,676,693		31,035,121
Issue of registered direct offering shares (net of warrant fair value)(*)	January 30, 2024	133,889,525	$0.017	2,252,968
Exercise of pre-funded warrants(**)		285,926,850	$0.000	52
Capital raising costs		-		(436,203)
Expiry of options		-		26,369
Balance	June 30, 2024	1,746,493,068		32,878,307

(*) On January 30, 2024, the Company completed a registered direct offering via the issuance of 486,871 ADSs at an offering price of $1.55 per ADS and 1,416,354 pre-funded warrants at an offering price of $1.5499 for a total consideration of $2,949,857. One pre-funded warrant is exercisable into one ADS upon payment of the remaining $0.0001 per warrant, or under a cashless exercise mechanism.

(**) During April 2024, 520,078 pre-funded warrants were exercised into 520,078 ADS for a total of $52, and 520,078 pre-funded warrants we exercised into 519,656 ADS on a cashless exercise basis.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Note 8. Equity - reserves

	June 30, 2024	December 31, 2023
	$	$
	Unaudited
Foreign currency reserve	(2,227,915)	(2,054,227)
Re-measurements reserve	(87,588)	(90,686)
	(2,315,503)	(2,144,913)

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the condensed interim financial statements of foreign operations to Australian dollars.

Re-measurement reserve

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2024

Note 8. Equity - reserves (continued)

Movements in reserves

Movements in each class of reserve during the current financial half-year are set out below:

	Re-measurement	Foreign currency
Consolidated	reserve	reserve	Total
	$	$	$
	Unaudited	Unaudited	Unaudited
Balance on December 31, 2023	(90,686)	(2,054,227)	(2,144,913)
Foreign currency translation	3,098	(173,688)	(170,590)
Re-measurement of defined benefits plans	-	-	-
Balance on June 30, 2024	(87,588)	(2,227,915)	(2,315,503)

Note 9. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Note 10. Events after the reporting period

No matter or circumstance has arisen since June 30, 2024, that has significantly affected, or may significantly affect the company’s operations, the results of those operations, or the company’s state of affairs in future financial years.

Mobilicom Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2024

Note 11. Earnings per share

	June 30, 2024	June 30, 2023
	$	$
	Unaudited	Unaudited
Loss after income tax attributable to the owners of Mobilicom Limited	(1,653,875)	(1,451,217)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings/(losses) per share	1,555,961,075	1,329,652,095
Weighted average number of ordinary shares used in calculating diluted earnings/(losses) per share	1,555,961,075	1,329,652,095

	Cents	Cents
Basic earnings/(losses) per share	(0.11)	(0.11)
Diluted earnings/(losses) per share	(0.11)	(0.11)

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion under IASB 133 “Earnings per Share”. The rights to options are non-dilutive as the consolidated entity is loss generating.